Exhibit 4.15

FLATWORLD PARTICIPANTS
TAX INDEMNIFICATION AGREEMENT

THIS TAX INDEMNIFICATION AGREEMENT (this “Agreement”), dated as of January 15, 2010, is entered into by and between Raj Gupta (“Gupta”), Jeffrey Valenty (“Valenty”), FlatWorld DAL, LLC (“FlatWorld,” and collectively with Gupta and Valenty the “FlatWorld Participants”), Chardan 2008 China Acquisition Corp. (“Chardan”), and DAL Group, LLC (the “Company”).

Recitals

WHEREAS, FlatWorld is currently a member of the Company, Chardan is to become a member of the Company, and both will enter into the Amended and Restated Limited Liability Company Agreement of DAL Group, LLC dated as of the date hereof (the “LLC Agreement”).

WHEREAS, to induce Chardan to enter into the LLC Agreement, the FlatWorld Participants have agreed to enter into this Agreement to provide certain tax indemnifications to Chardan.

NOW, THEREFORE, the parties agree as follows:

1. DEFINITIONS.

(a) “Accountant” shall mean McGladrey & Pullen LLP, or other nationally recognized certified public accounting firm mutually agreed to by the parties.

(b) “Adverse Position” is defined in the definition of Final Determination.

(c) “Amended Indemnity Payment” is defined in Section 2(c).

(d) “Arbitrating Accountant” is defined in the definition of Final Determination.

(e) “Arbitrator” is defined in Section 6.

(f) “Cap Amount” is defined in Section 4(a).

(g) “Code” means the United States Internal Revenue Code of 1986, as amended.

(h) “DAL Group LLC Tax Indemnification Agreement” means the tax indemnification agreement entered into by and between Chardan and the Company.

(i) “DAL Warrant” has the meaning set forth in the LLC Agreement.

(j) “Deadline” is defined in the definition of Final Determination.

(k) “Employee Incentive Units” has the meaning set forth in the LLC Agreement.

(l) “Final Determination” means a “determination” within the meaning of Section 1313(a) of the Code, or a binding settlement agreement with any taxing authority or any determination made by the Accountant or Arbitrating Accountant in accordance with the procedure below.  Prior to filing a Tax Return that will result in an Indemnified Loss Event (an “Adverse Position”), the Company or Chardan will provide the FlatWorld Participants with written notice (the “Notice”) of the Adverse Position, and copies of the Tax Returns containing such Adverse Positions for the FlatWorld Participants to review, at least sixty (60) days prior to the Deadline (as defined below) or such shorter period of time prior to the Deadline that the Company or Chardan is aware of the Adverse Position or, in the case of delivery of such Tax Returns, has a draft of such Tax Returns ready for review by third parties.  Thereafter, the Company, Chardan, the Stern Participants and the FlatWorld Participants will mutually agree on another nationally recognized accounting firm (“Arbitrating Accountant”) to review the Adverse Position proposed to be taken by the Company or Chardan.  If the parties have not agreed on the Arbitrating Accountant within five (5) days after their receipt of the Notice, then the Company and Chardan, on the one hand, and the Stern Participants and the FlatWorld Participants, on the other hand, shall each choose a nationally recognized accounting firm, and such two accounting firms shall choose a third nationally recognized accounting firm to act as the sole Arbitrating Accountant within ten (10) days after the parties receipt of the Notice. Within fifteen (15) days following selection, the Arbitrating Accountant shall advise the parties and the Accountant in writing of its determination and whether it would be prepared to sign a Tax Return for the Company and Chardan that contains the tax position advocated by the FlatWorld Participants rather than the Adverse Position.  If the Arbitrating Accountant is willing to sign a Tax Return for the Company and Chardan containing the position advocated by the FlatWorld Participants and if the Accountant does not sign the Company’s or Chardan’s Tax Return on that basis within five (5) days after the receipt of the Arbitrating Accountant’s determination, the Arbitrating Accountant shall be engaged to sign the Company’s and Chardan’s Tax Return on that basis within eight (8) days after receipt of the Arbitrating Accountant’s determination, provided the Arbitrating Accountant agrees to sign such Tax Returns no later than three (3) days prior to the filing deadline (including any automatic extension whether or not such extension has been sought) for the Tax Return of the Company or Chardan, as the case may be (the “Deadline”) and provided the Arbitrating Accountant’s fee for signing the return is not greater than the amount charged by the Accountant for preparing the return.  In no event shall the foregoing provision prohibit the Company or Chardan from filing any Tax Return by the Deadline, even if that requires it to take an Adverse Position, and if the Arbitrating Accountant has not signed such Tax Return and delivered such Tax Return for filing no later than three (3) days prior to the Deadline, such Tax Return shall be filed on the basis of the tax position advocated by the Accountant, and any position to be taken on such Tax Return shall be considered a Final Determination no later than three (3) days prior to the Deadline; provided further that, if the decision of the Arbitrating Accountant, when rendered, is not consistent with an Adverse Position taken on the Company’s or Chardan’s filed Tax Return, the Company or Chardan, as the case may be, will promptly amend such filed Tax Return so as to be consistent with the decision of the Arbitrating Accountant, with either the Accountant or the Arbitrating Accountant signing such return on a basis comparable to that provided above, and in such case, the Company shall promptly refund all amounts paid by the FlatWorld Participants to Chardan under this Agreement as a result of filing the original Tax Returns containing the Adverse Position and the Company shall be entitled to the payment of the amounts otherwise payable to the FlatWorld Participants from Chardan pursuant to Section 2(c) in respect of such amounts originally paid by the FlatWorld Participants. The fees and expenses of the Arbitrating Accountant shall be paid by the party or parties whose position is not adopted by the Arbitrating Accountant, provided that the Company pays or provides the required funds to Chardan for its share of any such fees and expenses. The parties hereto agree to act in good faith and use their reasonable best efforts to ensure that the Notice and such Tax Returns are provided at least sixty (60) days prior to the Deadline and that the Arbitrating Accountant is able to make a determination and sign such Tax Returns no later than three (3) days prior to the Deadline (including modifying the time frames set forth above if such Notice and Tax Returns are provided less than sixty (60) days prior to the Deadline).

(m) “FlatWorld” is defined in the Preamble.

(n) “FlatWorld Letter Agreement” means that certain letter agreement dated December 10, 2009, among the Company, FlatWorld and Fortuna.

(o) “Fortuna” means Fortuna Capital Partners LP, a Delaware limited partnership.

(p) “Gupta” is defined in the Preamble.

(q) “Indemnified Loss Event” is defined in Section 2(a).

(r) “Indemnity Amount” means, with respect to Chardan, (i) the amount, determined by the Accountant in its reasonable discretion, of the increase in Taxes actually payable by Chardan for the tax year in question incurred as a result of an Indemnified Loss Event or a Special Indemnified Loss Event, including those Taxes, if any, resulting from the receipt by Chardan of an indemnity payment pursuant to this Agreement; and (ii) reasonable fees of accountants and attorneys incurred by Chardan in calculating the increase in Taxes subject to the indemnity hereunder or in complying with the obligations, defending any actions, or enforcing any of the rights under this Agreement (the “Indemnification Expenses”); provided, however, that to the extent the Indemnification Expenses relate to a situation in which the Arbitrating Accountant adopts the position of the FlatWorld Participants pursuant to Section 1(l), then such Indemnification Expenses shall not be payable by the FlatWorld Participants but shall be payable by the Company pursuant to the DAL Group LLC Tax Indemnification Agreement.

(s) “Indemnity Payment” is defined in Section 2(a).

(t) “LLC Agreement” is defined in the Recitals.

(u) “Notice Date” is defined in Section 5(a).

(v) “Reverse Indemnity” is defined in Section 2(d).

(w) “Reverse Special Indemnity” is defined in Section 3(c).

(x) “Sharing Percentages” means 60% with respect to Gupta and 40% with respect to Valenty.

(y) “Special Final Determination” means a “determination,” within the meaning of Section 1313(a) of the Code by the relevant taxing authority or a binding settlement with the relevant taxing authority, in each case that is contrary to any of the Tax Positions (such contrary positions to be taken only with respect to any Tax Return governed by such taxing authority or any other Tax Return that the Company is required by law to amend or file as a result of such determination or settlement) or a Change in Law (as defined in the FlatWorld Letter Agreement) after the date of the FlatWorld Letter Agreement, requiring the Company to take a position adverse, contrary or inconsistent with any of the Tax Positions or prepare its Tax Returns in accordance with a position adverse, contrary to or inconsistent with any of the Tax Positions, and there is not, following the date of such Change in Law, at least substantial authority (within the meaning of Section 6662 of the Code) to support the Tax Position.

(z) “Special Indemnified Loss Event” is defined in Section 3(a).

(aa) “Special Indemnity Payment” is defined in Sections 3(a).

(bb) “Stern Participants” means David J. Stern, the Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc. and Default Servicing, Inc.

(cc) “Stern Participants Tax Indemnification Agreement” means that certain tax indemnification agreement entered into by and between the Stern Participants, Chardan and the Company dated as of the date hereof attached hereto as Exhibit A.

(dd) “Tax” or “Taxes” shall mean all federal, state and local income taxes, imposed by any U.S. federal, state, local or other government, or any agency or political subdivision thereof, together with any interest, penalties and additions to tax imposed thereon.

(ee) “Tax Positions” has the meaning set forth in the FlatWorld Letter Agreement.

(ff) “Tax Return” includes any return (including any informational return in the case of an entity taxed as a partnership), declaration, report, claim for refund or credit, information return or statement, and any amendment thereto, including any consolidated, combined, unitary or separate return or other document (including any related or supporting information or schedule), required to be filed with any governmental entity in connection with the determination, assessment, collection or payment of Taxes or the administration of any Laws, regulations or administrative requirements relating to Taxes.

(gg) “Valenty” is defined in the Preamble.

2. INDEMNITY OBLIGATION.

(a) The FlatWorld Participants, severally and not jointly, pro rata in accordance with the Sharing Percentages, hereby agree to indemnify, defend and hold harmless Chardan against and to pay to, or on behalf of, Chardan (an “Indemnity Payment”): any Indemnity Amount incurred by Chardan as a result of a Final Determination that (i) the exercise of a DAL Warrant or receipt of Employee Incentive Units by Chardan results in additional taxable income being recognized by Chardan (A) in the year of exercise of a DAL Warrant or receipt of Employee Incentive Units, or (B) in subsequent years, due to a “corrective allocation” of income or gain from the Company to Chardan, within the meaning of Proposed Treasury Regulation §1.704-1(b)(2)(iv)(4)(x), or otherwise; provided that with respect to clause (A) or (B) under no circumstances shall such income or gain include any allocation made pursuant to Section 704(c) of the Code, the principles of Section 704(c) of the Code, or Treasury Regulations promulgated thereunder, including, but not limited to, Treasury Regulation §1.704-3(a)(6); (ii) the elimination of any Series B Preferred Unit Capital Account or the redemption of any Series B Preferred Unit pursuant to Section 4.1(c)(5) of the LLC Agreement results in a taxable capital shift to Chardan or an additional allocation of income or gain to Chardan; and (iii) the assumption or payment by the Company of identified expenses of Chardan results in taxable income being recognized by Chardan (collectively, an “Indemnified Loss Event”).

(b) To the extent that Chardan is entitled to recover an Indemnity Payment for the same Indemnified Loss Event from the Stern Participants pursuant to the Stern Participants Tax Indemnification Agreement, then the recovery from the Stern Participants and the FlatWorld Participants shall be on a pro rata basis, in accordance with their relative Cap Amounts (as set forth in the Stern Tax Indemnification Agreement and this Agreement, as the case may be).

(c) If it is determined that the initial determination of an Indemnity Payment was incorrect (including by reason of a subsequent examination by a taxing authority or the filing of an amended tax return) (the “Amended Indemnity Payment”), and the Amended Indemnity Payment is greater than the initial Indemnity Payment, subject to the limitations herein, the FlatWorld Participants, severally and not jointly, pro rata in accordance with the Sharing Percentages, shall make an additional payment to Chardan promptly after such determination in an amount equal to the difference between (i) the payment previously made pursuant to Section 2(a) hereof and (ii) the payment that would have been paid pursuant to Section 2(a) if such original determination had been correct (but taking into account any additional interest, penalty or addition to tax as a result of the fact that the payment is made later).  In the event the Amended Indemnity

Payment is less than the initial Indemnity Payment, subject to the limitations herein, Chardan shall make a payment to the FlatWorld Participants in an amount equal to the difference between (i) the payment previously made pursuant to Section 2(a) hereof and (ii) the payment that would have been made if such original determination had been correct.  In the event such initial Indemnity Payment (or any portion thereof) has previously been paid to a taxing authority, Chardan will be required to make a payment to the FlatWorld Participants only following the receipt of any tax refund arising from the Amended Indemnity Payment, including any interest received by Chardan as part of such tax refund; provided, however, that Chardan will not be required to make any payment in excess of the amount of any tax refund (including interest thereon) less any Taxes payable by Chardan in connection with the receipt of such tax refund.  If more than one payment is to be made pursuant to this Section 2(c), the later payments shall take into account the effect of any prior payments.  To the extent that Chardan recovered Indemnity Payments for the Indemnified Loss Event resulting in the Amended Indemnity Payment from the FlatWorld Participants, the Stern Participants and the Company, any amounts to be paid to such parties as a result of an Amended Indemnity Payment shall be shared among the FlatWorld Participants, the Stern Participants and the Company on a pro rata basis, in accordance with the amount of the original Indemnity Payment made by them with respect to that Indemnified Loss Event.

(d) If an event that results in an Indemnified Loss Event for which an Indemnity Payment is paid pursuant to Section 2(a) has the effect of actually reducing the federal, state or local income tax liability of Chardan in a future tax year (including if the event results in an increase in tax basis which reduces Chardan’s taxable gain or increases Chardan’s taxable loss on a subsequent sale of its Membership Interests or upon the subsequent sale of the assets of the Company), and if such reduction has not previously been taken into account in computing an Indemnity Amount, then Chardan shall pay to the FlatWorld Participants an amount (a “Reverse Indemnity”) equal to the amount of such actual reduction in Taxes, but only to the extent Chardan has received in cash (i) tax distributions pursuant to Section 5.4 of the LLC Agreement in excess of Taxes payable by Chardan in respect of such taxable year or (ii) a Tax refund resulting from such actual reduction in Taxes less any Taxes payable by Chardan in connection with the receipt of such tax refund.  Chardan shall not be obligated to make any payment pursuant to this Section 2(d) to the extent that the sum of the amount of the aggregate payments made pursuant to this Section 2(d) is in excess of the aggregate Indemnity Amounts previously paid to Chardan with respect to the Indemnified Loss Event.  To the extent that Chardan recovered Indemnity Payments for the Indemnified Loss Event resulting in the Reverse Indemnity from the Stern Participants, the FlatWorld Participants and the Company, any amounts to be paid to such parties as a result of the Reverse Indemnity shall be shared among the Stern Participants, the FlatWorld Participants and the Company, on a pro rata basis, in accordance with the amount of the original Indemnity Payment made by them with respect to that Indemnified Loss Event.

3. SPECIAL INDEMNITY OBLIGATION

(a) The FlatWorld Participants hereby, severally and not jointly, pro rata in accordance with the Sharing Percentages, agree to indemnify, defend and hold harmless Chardan against and to pay to, or on behalf of, Chardan (a “Special Indemnity Payment”) any Indemnity Amount incurred by Chardan as a result of a Special Final Determination in connection with the Tax Positions (a “Special Indemnified Loss Event”).

(b) If an event that results in a Special Indemnified Loss Event for which a Special Indemnity Payment is paid pursuant to Section 3(a) has the effect of actually reducing the federal, state or local income tax liability of Chardan in a future tax year (including if the event results in an increase in tax basis which reduces Chardan’s taxable gain or increases Chardan’s taxable loss on a subsequent sale of its Membership Interests or upon the subsequent sale of the assets of the Company), and if such reduction has not previously been taken into account in computing an Indemnity Amount, then Chardan shall pay to the FlatWorld Participants, an amount (a “Reverse Special Indemnity”) equal to the amount of such actual reduction in Taxes, but only to the extent Chardan has received in cash (i) tax distributions pursuant to Section 5.4 of the LLC Agreement in excess of Taxes payable by Chardan in respect of such taxable year or (ii) a Tax refund resulting from such actual reduction in Taxes less any Taxes payable by Chardan in connection with the receipt of such tax refund.  Chardan shall not be obligated to make any payment pursuant to this Section 3(b) to the extent that the sum of the amount of the aggregate payments made pursuant to this Section 3(b) is in excess of the aggregate Special Indemnity Amounts previously paid to Chardan with respect to the Special Indemnified Loss Event.

4. INDEMNITY CAP AND SHARING.

(a) In no event will the FlatWorld Participants be required to make aggregate payments under the terms of this Agreement in excess of one million seven hundred fifty thousand dollars ($1,750,000) (the “Cap Amount”).  For this purpose, the aggregate payments made by the FlatWorld Participants are reduced by the aggregate payments made by Chardan pursuant to Sections 2(c), 2(d) and 3(b).  The FlatWorld Participants hereby agree to share any amounts payable or recoverable pursuant to this Agreement pro rata in accordance with the Sharing Percentages.

(b) Notwithstanding the foregoing, the amount required to be paid by Chardan pursuant to Section 2(c), 2(d) or 3(b) shall be reduced by the aggregate of any Indemnity Amount that is not required to be paid by the FlatWorld Participants by reason of the Cap Amount.

5. PROCEDURAL MATTERS.

(a) Once there has been (i) a Final Determination, board members of Chardan, not nominated by the Stern Participants or FlatWorld Participants, may make a demand on behalf of Chardan for any Indemnity Payment under Section 2(a) by providing written notice to the FlatWorld Participants, or (ii) a Special Final Determination, board members of Chardan, not nominated by the Stern Participants or FlatWorld Participants, may make a demand on behalf of Chardan for any Special Indemnity Payment under Section 3(a) by providing written notice to the FlatWorld Participants.  Any such written notice shall be provided to the FlatWorld Participants as soon as practicable after the Final Determination or Special Final Determination, as the case may be (the “Notice Date”).  To the extent demand is made for an Indemnity Payment for an Indemnified Loss Event the FlatWorld Participants shall also be provided a copy of the notice required to be provided to the Stern Participant pursuant to the Stern Participant Tax Indemnification Agreement.

(b) The FlatWorld Participants shall make any required payments to Chardan pursuant to this Agreement no later than twenty (20) days after the Notice Date, but in no event later than the date Chardan is required to make payment of any additional Taxes as a result of an Indemnified Loss Event or Special Indemnified Loss Event.

(c) To the extent permitted by law without the imposition of a penalty under Section 6662 of the Code, Chardan agrees to report any item on its Tax Returns, and to take positions in any other Tax filings, in a manner consistent with the positions taken by the Company on its Tax Returns. Chardan agrees to not take any action independent of the Tax Matters Partner (as defined in Section 6231(a) (7) of the Code) of the Company in any examination or other proceeding in respect of the Company’s Tax Returns and to cooperate with the Company, or the Tax Matters Partner, in pursuing any contest or other proceeding in respect of Taxes.  The FlatWorld Participants agree not take any action independent of the Tax Matters Partner (as defined in Section 6231(a) (7) of the Code) of the Company on any examination or other proceeding in respect of the Company’s Tax Returns and to cooperate with the Company, or the Tax Matters Partner, in pursuing any contest or other proceeding in respect of Taxes.

(d) Chardan and the Company shall promptly notify the FlatWorld Participants in writing if either of them receive notice from the IRS or any appropriate state or local authority of an actual or proposed tax liability for which Chardan may be subject to indemnification under this Agreement, and the FlatWorld Participants shall, at their expense, direct the conduct of the contest and settlement relating to any such Indemnified Loss Event.  In the event that both the Stern Participants and FlatWorld Participants have the obligation to direct the contest and settlement relating to any such Indemnified Loss Event, they shall act jointly, with any dispute between them resolved by arbitration as provided in Section 6.  No decision (procedural or substantive) relating to any such contest or settlement may be made by Chardan or the Company without the FlatWorld Participants’ prior written approval which shall not be unreasonably withheld, delayed or conditioned.  The settlement or payment of any claim by Chardan that would result in an Indemnity Payment or Special Indemnity Payment hereunder prior to a Final Determination or a Special Final Determination, as the case may be, shall constitute a waiver of the right to indemnity under this Agreement, and Chardan shall be entitled to indemnification therefore pursuant to the DAL Group, LLC Tax Indemnification Agreement.

(e) The parties agree that the Company and Chardan will use the Accountant, to prepare their respective Tax Returns.

6. ARBITRATION.  Any dispute under Section 5(d) will be submitted for final and binding resolution to an independent third party accounting firm (the “Arbitrator”) selected by the Stern Participants, on one hand, and the FlatWorld Participants on the other hand, in good faith.  If they cannot agree on an Arbitrator, they shall each choose a proposed Arbitrator and such two proposed Arbitrators shall choose a third Arbitrator who shall act as sole Arbitrator.  The Arbitrator will resolve the matter in accordance with the terms and provisions of this Agreement.  The Arbitrator will deliver to the Stern Participants and the FlatWorld Participants as promptly as practicable, a written report setting forth the resolution of any such dispute determined in accordance with the terms of this Agreement.  The Arbitrator shall select as a resolution the position of either the Stern Participants or the FlatWorld Participants for each issue in dispute and may not impose an alternative resolution.  The Arbitrator shall make its determination based exclusively on presentations and supporting material provided by the parties and not pursuant to any independent review.  The determination of the Arbitrator shall be final and binding on the Stern Participants and the FlatWorld Participants.  The fees, expenses and costs of the Arbitrator shall be paid one-half by each of the Stern Participants and the FlatWorld Participants.

7. THIRD PARTY BENEFICIARIES.  The Stern Participants shall be deemed to be third party beneficiaries of Sections 3(d) and 6 of this Agreement in connection with Indemnified Loss Events and shall have the right to enforce those provisions against the FlatWorld Participants as if they were a party to the Agreement.

8. NOTICES.  All notices or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given if (a) physically delivered, (b) one (1) day after having been delivered to Federal Express or other delivery courier in time for and specifying next day delivery, with proof of delivery to the recipient received by the courier in the form of a signature of recipient, (c) three (3) days after having been deposited in the United States mail, as certified mail with return receipt requested and with postage prepaid, or (d) transmitted by electronic mail or similar means, provided that a physical copy is subsequently delivered by means described in (a), (b) or (c) above, addressed to the parties at the addresses listed below.  The addresses and other information so indicated for any party may be changed by a party by written notice to the other parties.

Notice to the Company:

DAL Group, LLC
900 South Pine Island Road
Suite 400
Plantation, FL 33324
Attn:  David J. Stern, Esq.
Facsimile: (954) 233-8000

with a copy to:

Chardan Capital, LLC
474 Three Mile Road
Glastonbury, CT 06033
Attn:  Dan Beharry
Facsimile: (281) 644-5751
Email: dbeharry@chardancapital.com

Notice to Chardan:

Chardan 2008 China Acquisition Corp.
c/o Chardan Capital, LLC
474 Three Mile Road
Glastonbury, CT 06033
Attn: Dan Beharry
Facsimile: (281) 644-5751
Email: dbeharry@chardancapital.com

and to:

Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Attn: Mitchell S. Nussbaum
Email: mnussbaum@loeb.com

Notice to FlatWorld Participants:

c/o FlatWorld Capital LLC
666 Third Avenue, 15th Floor
New York, New York  10017
Attn: Jeffrey A. Valenty
Facsimile: (212) 796-4002
Email: valenty@flatworldcapital.com

with a copy to:

Proskauer Rose LLP
1585 Broadway
New York, New York  10036
Attn: Daniel J. Eisner
Facsimile: (212) 969-2900
Email: deisner@proskauer.com

9. AMENDMENTS.  All amendments to this Agreement shall be in writing and shall not be effective unless approved by all parties to this Agreement.

10. ENTIRE AGREEMENT.  This Agreement constitutes the entire Agreement between the parties and may be modified only as provided herein.  No representations or oral or implied agreements have been made by any party hereto or its agent, and no party to this Agreement relies upon any representation or agreement not set forth in it.  This Agreement supersedes any and all other agreements, either oral or written, by and among the parties with respect to the subject matter hereof.

11. JURISDICTION.  Each party hereby consents to the exclusive jurisdiction of the state and federal courts sitting in Florida in any action on a claim arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement.  Each Member further agrees that, to the fullest extent permitted by law, personal jurisdiction over him, her or it may be effected by service of process by registered or certified mail addressed as provided in Section 7 of this Agreement, and that when so made will be as if served upon him, her or it personally.  EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR RELATING TO THE COMPANY OR ITS OPERATIONS.

12. BINDING EFFECT.  This Agreement shall be binding upon and shall inure to the benefit of the parties, their successors and assigns.  None of the provisions of this Agreement shall be construed as for the benefit of or as enforceable by any creditor of the parties or any other person not a party to this Agreement.

13. COUNTERPARTS.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

14. INTERPRETATION AND CONSTRUCTION.

(a) Florida Law to Control.  The validity and interpretation of, and the sufficiency of performance under, this Agreement shall be governed by Florida law, with regard to its conflicts of law rules.

(b) Arrangement and Classification.  This Agreement is divided into sections, subsections, paragraphs, subparagraphs and clauses, in that order of subdivision.  The division of this Agreement into subdivisions is for convenience only.  No inference, implication or presumption shall be drawn or made because of the location or grouping of any particular subdivision of this Agreement.

(c) Captions.  All captions are for convenience only, do not form a substantive part of this Agreement and shall not restrict or enlarge any substantive provisions of this Agreement.

(d) Severability.  The invalidity or unenforceability of any provision of this Agreement in a particular respect shall not affect the validity and enforceability of any other provision of this Agreement or of the same provision in any other respect.

(e) Number.  The singular form of any word used in this Agreement shall include the plural and vice versa.

(f) Gender.  The use in this Agreement of any word of any gender shall include correlative words of all genders.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

CHARDAN 2008 CHINA ACQUISITION CORP.

By:
Kerry Propper
Chief Executive Officer

FLATWORLD DAL, LLC

By: FORTUNA CAPITAL PARTNERS LP, its Member

By: FORTUNA CAPITAL CORP., its General Partner

By:
Name: Jeffrey A. Valenty
Title: President

RAJ GUPTA

JEFFREY VALENTY

DAL GROUP, LLC

By: FLATWORLD DAL LLC, its Member

By: NAGINA ENGINEERING INVESTMENT CORP., its Member

By:_______________________________________
Name: Raj K. Gupta
Title: President